UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 31)*

SERVOTRONICS, INC.
(Name of Issuer)

Common Stock, par value $0.20 per share
(Title of Class of Securities)

81773232 10 0
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81773232 10 0	SCHEDULE 13G	Page 2 of 5 Pages

1	Names of Reporting Persons Servotronics, Inc. Employee Stock Ownership Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization New York

Number Of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 87,426
	6	Shared Voting Power 0
	7	Sole Dispositive Power 501,941
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 501,941
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 20.2%
12	Type of Reporting Person (See Instructions) EP

CUSIP No. 81773232 10 0	SCHEDULE 13G	Page 3 of 5 Pages

AMENDMENT NO. 31
TO
SCHEDULE 13G

SERVOTRONICS, INC.

Item 1(a)	Name of Issuer:

Servotronics, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

1110 Maple Street, Elma, New York 14059

Item 2(a)	Name of Person Filing:

Servotronics, Inc. Employee Stock Ownership Trust (the “ESOT”)

Item 2(b)	Address of Principal Business Office:

1110 Maple Street, Elma, New York 14059

Item 2(c)	Citizenship:

The ESOT is a trust organized in the State of New York.

Item 2(d)	Title of Class of Securities:

Common Stock, $.20 par value

Item 2(e)	CUSIP Number:

81773232 10 0

Item 3	This Statement is Filed Pursuant to Rule 13d-1(b) by an:

(f)	☒	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

Item 4	Ownership (as of December 31, 2018):

(a)	Amount Beneficially Owned:

501,941

(b)	Percent of Class:

20.2%

(c)	The ESOT has sole dispositive power with respect to 501,941 shares and sole voting power with respect to approximately 87,426 shares.

CUSIP No. 81773232 10 0	SCHEDULE 13G	Page 4 of 5 Pages

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 81773232 10 0	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2020

SERVOTRONICS, INC. EMPLOYEE STOCK OWNERSHIP TRUST

By:	/s/	Kenneth D. Trbovich, Trustee
Kenneth D. Trbovich, a Trustee